March 11, 2010

Mr. Christian Windsor
Mail Stop 4720
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Enterprise Financial Services Corp
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 8-K filed on April 27, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 001-15373

Dear Mr. Windsor:

This letter is provided by Enterprise Financial Services Corp (the “Company”) in response to your letter to the Company of December 31, 2009. Set forth below is information you have requested in recent phone conversations related to our responses to comment 8 in your letter, which has been restated and appears in italics.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 1. Summary of Significant Accounting Policies

Loan Participations, page 6

8. We note you determined during a review of loan participation agreements that certain of your loan participation agreements contained language inconsistent with sale accounting treatment. We note further that you concluded that the errors were immaterial to the previously reported amounts contained in your periodic reports.

Following is the supplemental information you requested:

Explanation of Gain on Extinguishment:
In order to correct the error, the Company recorded the participated portion of such loans as assets, along with secured borrowing liabilities to finance the assets. The secured borrowing liabilities were initially recorded in amounts equal to the participated portion of the loans. An allowance for loan losses was established and periodically updated to record the Company’s estimate of probable credit losses on the related loans. In accordance with ASC 405-20-40-1, the secured borrowing liabilities could not be derecognized until they were extinguished. As such, the Company did not record a reduction to the secured borrowing liabilities when it established and periodically updated the allowance for loan losses on the related assets. However, the Company did record reductions to the secured borrowing liabilities when the related participated portions of the loans were repaid or when the participated loans were foreclosed upon and the collateral was distributed to the participating banks. Specifically, we relied upon subparagraph b of this Topic which states a liability has been extinguished if “debtors are released from being the primary obligor under the liability, either judicially or by the creditor”. In the third quarter of 2009, the Company foreclosed on the underlying collateral of a participated loan. This represented a legal defeasance event, given that the foreclosed collateral is distributed to the transferees in accordance with the participation agreement.

150 North Meramec Avenue s Clayton, Missouri 63105 s 314.725.5500

Securities and Exchange Commission
March 11, 2010

The $5.3 million gain on extinguishment of debt recorded by the Company in the third quarter of 2009 resulted from: 1) the elimination of the $8.7 million secured borrowing due to the legal defeasance, offset by 2) the elimination of the $5.3 million loan balance, carried at net of chargeoffs and residual allowance for loan loss, and 3) the establishment of $1.9 million of the foreclosed collateral as Other real estate.

Analysis of Amendments to Loan Participation Agreements under FASC ASC Topic 860:
Prior to amending the loan participation agreements and implementing the corrections in 2009, the Company considered the impact that the adoption of ASC 860, Transfers and Servicing, would have on our loan participations. The Company concluded that the amended participation agreements meet sale accounting treatment under ASC 860.

Materiality of Errors / Restatement
The Company acknowledges the staff’s position, indicated to us in recent telephone conversations, that the Company’s financial information for periods affected by the correction of the loan participation accounting error should be labeled as restated.

Analysis of Internal Controls over Financial Reporting (ICOFR)
The Company acknowledges the staff’s position, indicated to us in recent telephone conversations, that the deficiency in the Company’s internal control over financial reporting that the Company previously identified to you in its letter dated January 15, 2010 constituted a material weakness in such internal control.

Company’s Actions to Address Disclosures of Restatement and Material Weakness
As discussed with members of the staff, the Company will take the following actions concerning the above described restatement and material weakness:

a)	The Company will file a Current Report on Form 8-K under Item 4.02(a) disclosing the restatement. The 8-K will also disclose that, as a result of the review and comment process, the Company has determined that during the periods affected by the restatement its internal control over financial reporting was not effective due to the above referenced deficiency.

b)	The Company’s Annual Report on Form 10-K for fiscal year 2009 will identify affected prior period financial information as restated.

c)	The Company will disclose in Item 9A of its Form 10-K for fiscal year 2009 the actions taken in fourth quarter to remediate the material weakness, identify them as material changes to its internal controls and disclose that such remediation has been successful so that its internal controls over financial reporting are effective as of December 31, 2009.

150 North Meramec Avenue s Clayton, Missouri 63105 s 314.725.5500

Securities and Exchange Commission
March 11, 2010

Set forth below are responses to comments contained in your letter dated March 5, 2010 concerning the Company’s proposed form of Compensation Discussion and Analysis for the 2009 fiscal year. Your comments are restated verbatim in italics.

10-K for the Fiscal Year Ended December 31, 2008

Executive Compensation, page 89

Short-Term Annual Cash Incentive, page 9 of Definitive Proxy Statement on Schedule 14A

1.	We note your response to comment 4 in our letter dated December 31, 2009. Please revise your proposed 2009 short-term annual incentives disclosure to include the following:

  Disclosure of the company’s actual results for each of the applicable performance goals;

  Response: The Company will include the actual results for each of the applicable performance goals in an additional column, labeled “Actual Performance,” in the performance goal table (commencing on page 2 of our previous letter, dated January 29, 2010).

  If the Committee exercised discretion in assigning a score related to any of the performance goals, a discussion of the Committee’s analysis supporting its determination; and

  Response: The Company will revise the last sentence of footnotes 1, 5 and 6 under the performance goal table to read as follows: “The Committee assigns a score of between zero and three points for performance below these target goals and a score of between three and four points for performance exceeding these target goals, with discretion to deviate from straight line interpolation if the Committee feels that circumstances merit such deviation. The Committee did not deviate from straight line interpolation in 2009.”

  The number of shares of restricted stock awarded to each of the named executive officers.

  Response: The Company will include the number of shares of restricted stock awarded to each of the named executive officers as an additional column in the table disclosing the value of the short-term incentive awards which we provided on page 5 of our letter to you dated January 29, 2010.

As requested, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

150 North Meramec Avenue s Clayton, Missouri 63105 s 314.725.5500

Securities and Exchange Commission
March 11, 2010

Please contact the undersigned at 314-512-7214 if you have any questions concerning the Company’s responses above.

Sincerely,

/s/ Frank H. Sanfilippo
Frank H. Sanfilippo, Chief Financial Officer

150 North Meramec Avenue s Clayton, Missouri 63105 s 314.725.5500